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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 12 February 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: London Stock Exchange Old Broad Street London EC2N 1HP United Kingdom Company Announcements Office The Australian Stock Exchange 4th Floor, 20 Bridge Street Sydney NSW 2000 Australia	cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 12 February 2004

For Release: Immediately

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received yesterday by BHP Billiton Plc in a communication from Old Mutual plc dated 11 February 2004 relating to major interests in shares of BHP Billiton Plc as at 6 February 2004:

"Please find notification pursuant to section 198 of the Companies Act 1985, that as at 6th February 2004, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 197,616,150 ordinary shares of BHP Billiton Plc, representing 8.01% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 6 February 2004
Total Shares issued	Number of Shares	Company	Registered Holder	% of issued shares
2,468,147,002	103,654,830	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	4.20%
	1,134,769	Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.05%
	534,713	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
	220,270	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	265,325	Coronation Fund Managers Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	3,380,528	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.14%
	47,438,404	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.92%
	206,309	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Omnibon No 13 (Pty) Limited	0.01%
	1,953,383	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.08%
	232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	992,581	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.04%
	45,728	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	4,679,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.19%
	12,280,448	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.50%
	1,139,599	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.05%
	53,835	Quantitive Asset Management	ABSA Nominees	0.00%
	3,235,985	Quantitive Asset Management	Nedbank Nominees Ltd	0.13%
	2,907,495	Quantitive Asset Management	Standard Bank Nominees Ltd	0.12%
	7,407	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.00%
	79,300	Franklin Templeton/NIB Investments	Nedcor Bank Nominees Ltd	0.00%
	0	Old Mutual	Nedcor Bank Nominees	0.00%
	2,408,372	BOE Private Clients	Standard Bank Nominees	0.10%
	30,684	BOE Private Clients	Registered Own Name	0.00%
	1,345,035	BOE Private Clients (NTRAC)	Nedcor Bank Nominees	0.05%
	134,582	BOE Fiduciary	Nedcor Bank Nominees	0.01%
	1,936,848	Mutual & Federal Limited	Mutual & Federal Limited	0.08%
	5,185,603	Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	0.21%
	1,626,652	Quaystone Ltd	Nedcor Bank Nominees Ltd	0.07%
	504,742	Quaystone Ltd	ABSA	0.02%

	197,616,150			8.01%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 12 February 2004